Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 21, 2011

iPath Exchange Traded Notes

iPath® US Treasury Steepener ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption¹, based on the performance of the index less investor fees. The iPath® US Treasury Steepener ETN is linked to the performance of the Barclays Capital US Treasury 2Y/10Y Yield Curve IndexTM (the “Index”), and seeks to capture returns that are potentially available from a “steepening” of the US Treasury yield curve.

NOTE DETAILS

Ticker STPP

Intraday Indicative Value Ticker STPP.IV

Bloomberg Index Ticker BXIIUSTP

CUSIP 06740L477

Primary Exchange NYSE Arca

Investor Fee* 0.75%2

Index Multiplier** $0.10

Inception Date 08/09/2010

Maturity Date 08/13/2020

Index Barclays Capital US Treasury 2Y/10Y Yield Curve IndexTM

INDEX COMPOSITION*

Long Positions

CBOT 2YR UST 77%

June 2011

Short Positions

CBOT 10YR UST 23%

June 2011

The weighting specified for each Treasury futures contract underlying the Index is expressed in terms of the relative percentage exposure of an investment in the ETNs to the performance of the particular Treasury futures contract, before taking into account the investor fee and other costs.

Source: Barclays Capital as of 3/31/2011

* The investor fee on the inception date of the ETNs will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the investor fee will equal the Yearly Fee (0.75%) times the closing indicative note value of the ETNs on the immediately preceding calendar day, divided by 365.

The effect of the index multiplier is to adjust the rate at which the value of the ETNs changes in response to changes in the underlying Index level. As a result of the index multiplier, and before taking into account the investor fee and other costs, each ETN will record a $0.10 gain or loss for every 1.00 point increase or decrease, respectively, in the level of the Index.

ISSUER DETAILS

Barclay’s Bank PLC long-term, unsecured obligations*

S&P Rating AA-

Moody’s Rating Aa3

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC.

rrThe iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath

ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization,

and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

CLOSING INDICATIVE NOTE VALUE CALCULATION*

Yesterday’s ETN Value Published end-of-day to data

providers such as Bloomberg

plus

1. Index Peformance Daily change in level of the underlying index times

Fixed multiplier of $0.10 converts and index

2. Index Multiplier performance into changes in the ETN value plus

3. Daily Interest Interest accrues in the favor of the investor based on a T-bills rate

minus

4. Daily fee An annual fee of $0.75 p.a. accrues

on a daily basis2

equals

Reference value for ETN

Today’s ETN Value creates/redeems that day

*Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as for other important details and risk factors.

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investment, when sold or redeemed may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iPathETN.com.

1 In order to exercise the right to early redemption, investors must redeem at least 50,000 units of the iPath® US Treasury Flattener ETN directly to the issuer, Barclays Bank PLC, on the relevant specified early redemption date, subject to the procedures described in the relevant prospectus.

2 In addition, on each “roll day” for the relevant Treasury futures contracts underlying the Index, $0.01 will be charged and deducted from the closing indicative note value of each ETN. See the applicable prospectus for more details.

MARKET PRICE RETURNS

(as of 3/31/2011) QUARTER 6-MONTH 1-YEAR SINCE NOTE

RETURN % RETURN % RETURN % INCEPTION %

iPath® US Treasury Steepener ETN 14.25 10.93 N/A 6.73

The performance quoted represents past performance and does not guarantee future results.

Market Returns measure returns over the relevant period using the change in the midpoint of the bid/ask spread at 4:00 p.m. eastern time (or the last midpoint of the bid/ ask spread prior to 4:00 p.m. eastern time) expressed as a percentage from the beginning of the relevant period to the end of the relevant period and do not represent the returns you would receive if you traded at other times. Market Returns do not account for brokerage commissions, which will reduce actual returns.

INDEX TOTAL RETURNS

(as of 3/31/2011) QUARTER 6-MONTH 1-YEAR SINCE NOTE

RETURN % RETURN % RETURN % INCEPTION %

Barclays Capital US Treasury 2Y/10Y Yield Curve IndexTM 0.41 27.61 N/A 17.21

S&P 500® Index 5.91 17.31 15.64 N/A

Barclays Capital U.S. Aggregate Bond Index 0.42 –0.88 5.11 N/A

Sources: S&P, Barclays Capital, Bloomberg, BlackRock.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Investing in ETNs is not equivalent to investing directly in the 2-year and 10-year Treasury futures contracts underlying the Index, or an investment in the Index itself (if such investment were possible). For current Index and iPath ETN performance, go to www.iPathETN.com.

THE INDEX OBJECTIVE

The objective of the index is to produce a 1 point increase in the Index level for each 1 basis point increase in the steepness of the yield curve (i.e., the curve depicting the relationship between U.S. Treasury note maturities and their corresponding yields) and, conversely, to achieve a 1 point decrease in the Index level for each 1 basis point decrease in the steepness (i.e., an increase in the “flatness”) of the yield curve. The Index objective is also to remain unchanged in response to any “parallel shift” in the yield curve.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities.

To achieve this objective, the index tracks the returns of a notional investment in a weighted “long” position in relation to 2-year Treasury futures contracts and a weighted “short” position in relation to 10-year Treasury futures contracts. Please see the applicable prospectus for a description of how the relevant “steepness” or “flatness” of the yield curve is calculated in relation to the performance of the 2-year and 10-year Treasury futures contracts underlying the Index, and the corresponding risks of an investment in the ETNs.

Sales in the secondary market may result in significant losses. iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions. An investment in iPath ETNs linked to the performance of the Barclays Capital US Treasury 2Y/10Y Yield Curve IndexTM is subject to risks associated with fluctuations, particularly a decrease, in the value of the index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the index level will increase or decrease by 1.00 point for every 0.01% increase or decrease, respectively, in the difference between the 2-year yield and the 10-year yield. Market prices for 2-year and 10-year Treasury futures contracts may not capture precisely the underlying changes in the 2-year yield and the 10-year yield. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index’s weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see “Risk Factors” in the applicable prospectus. Barclays Capital US Treasury 2Y/10Y Yield Curve IndexTM is a trademark of Barclays Bank PLC.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0362-0411 iP-3496-01RB-04/11

Insured No Bank

Not FDIC Insured No Bank Guarantee May Lose Value

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